

Mail Stop 3561

January 16, 2018

Elizabeth B. Higgins
Chief Financial Officer
Oglethorpe Power Corporation
2100 East Exchange Place
Tucker, Georgia 30084-5336

> **Re:** **Oglethorpe Power Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 27, 2017**
> **File No. 0-53908**

Dear Ms. Higgins:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products